

May 1, 2015

Kent Robertson
Chief Executive Officer
Fenix Parts, Inc.
14707 S. Dixie Highway, Suite 401
Miami, Florida 33176

> **Re:** **Fenix Parts, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed April 23, 2015**
> **File No. 333-203296**

Dear Mr. Robertson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2015 letter.

General

1. We note your response to previous comments one and two in your draft response letter dated May 1, 2015, and do not believe you have fully addressed the comments. It is not clear from pages 41 and 42 which assets are pending evaluation by independent valuation specialists, so please clarify by expanding your disclosure in page F-3. In addition, please provide a cross reference to Business Combinations section on pages 41 and 42 here so that a reader understands the significant estimates and assumptions involved in your valuation.

2. Furthermore, to the extent that your disclosures indicate results may change materially as you complete the allocation process, please revise the pro forma presentations to give effect to the range of possible results, pursuant to Rule 11-02 (b)(8) or provide a

statement, if true, that any change in valuation resulting from finalization by independent valuation specialist, cannot be determined at this point.

You may contact Effie Simpson at (202) 551-3346 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Craig P. Colmar
        Johnson and Colmar